APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Salons & Studios Coralville

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
3110 - Tenant Common Area Maintenance	0.00
3116 - Maintenance Services	4,836.25
Total 3110 - Tenant Common Area Maintenance	**4,836.25**
3700 - Office Supplies	260.13
3930 - Other Business Expense	0.00
3950 - Common Area Furnishings, Equipment	6,490.33
Total 3930 - Other Business Expense	**6,490.33**
Total Expenses	**$11,586.71**
NET OPERATING INCOME	**$ -11,586.71**
Other Income	
1290 - Other Income	156,945.82
Total Other Income	**$156,945.82**
NET OTHER INCOME	**$156,945.82**
NET INCOME	**$145,359.11**

Salons & Studios Coralville

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1105 - Business Checking	1,883.57
Savings Business	-2,525.00
Total Bank Accounts	**$ -641.43**
Total Current Assets	**$ -641.43**
Fixed Assets	
3300 - Room Build Outs	143,066.59
Total Fixed Assets	**$143,066.59**
TOTAL ASSETS	**$142,425.16**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
9010 - Owner's Pay & Personal Expenses	-2,933.95
Retained Earnings	0.00
Net Income	145,359.11
Total Equity	**$142,425.16**
TOTAL LIABILITIES AND EQUITY	**$142,425.16**

Salons & Studios Coralville

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	145,359.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$145,359.11**
INVESTING ACTIVITIES	
3300 - Room Build Outs	-143,066.59
Net cash provided by investing activities	**$ -143,066.59**
FINANCING ACTIVITIES	
9010 - Owner's Pay & Personal Expenses	-2,933.95
Net cash provided by financing activities	**$ -2,933.95**
NET CASH INCREASE FOR PERIOD	**$ -641.43**
CASH AT END OF PERIOD	**$ -641.43**

I, Mark Thomas Snyder, certify that:

1. The financial statements of Salons And Studios Coralville LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Salons And Studios Coralville LLC has not been included in this Form as Salons And Studios Coralville LLC was formed on 06/28/2022 and has not filed a tax return to date.

Signature	*Mark Thomas Snyder*
Name:	Mark Thomas Snyder
Title:	President